FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: "Du Pont and Syngenta enter into crop protection technology exchange”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Médard Schoenmaeckers		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 23 23	Anne Burt
Fax:	+41 61 323 24 24	USA	+1 202 628 2372	Jonathan Seabrook
				Switzerland	+41 61 323 7502
www.syngenta.com				USA	+1 202 737 6520

Wilmington, DE, USA/ Basel, Switzerland, June 24, 2008

DuPont and Syngenta enter into crop protection technology exchange

Syngenta and DuPont today announced an agreement that will broaden each company’s crop protection product portfolios and enable them to bring new products to market more efficiently.

The companies will share the costs to prepare the regulatory studies for DuPont Cyazypyr™, a new broad spectrum insecticide for the control of lepidoptera and sucking pests, leading to expanded global registrations and commercialization opportunities for both companies. Cyazypyr™ is complementary to the DuPont Rynaxypyr® insect control product that Syngenta is developing in mixtures with its own leading insect control products.

Under the agreement, Syngenta will also grant DuPont access to mesotrione, the active ingredient in Callisto®. DuPont will develop mixtures with their proprietary herbicides for use on corn and sugarcane.

John Atkin, Chief Operating Officer Syngenta Crop Protection said: “This agreement gives Syngenta access to new chemistry to develop broad spectrum solutions in the global insecticide market, estimated at around $8 billion. These products, which are highly complementary to our portfolio and pipeline, will provide additional options for growers to better control pests and increase yields. The mesotrione agreement further expands the opportunity for this market leading technology.”

“This is another external acknowledgement of the quality of the DuPont pipeline of crop protection products, as well as an innovative step in the DuPont strategy to bring new pipeline products to our customers faster and with broader labels than ever before,” said James C. Collins, vice president and general manager of DuPont Crop Protection. “This agreement expands our offerings and enables DuPont to make additional investments in our future pipeline to deliver answers that will help our customers improve their productivity and profitability both today and in the future.”

Financial terms of the agreement were not disclosed.

Syngenta – June 24, 2008 / Page 1 of 3

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2007 were approximately $9.2 billion. Syngenta employs over 21,000 people in more than 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

DuPont is a science-based products and services company. Founded in 1802, DuPont puts science to work by creating sustainable solutions essential to a better, safer, healthier life for people everywhere. Operating in more than 70 countries, DuPont offers a wide range of innovative products and services for markets including agriculture and food; building and construction; communications; and transportation.

DuPont™, Rynaxypyr® and Cyazapyr™ are registered trademarks of DuPont or its affiliates.

DuPont Media contact:
Doyle Karr
+1 515 270 3428
doyle.a.karr-1@usa.dupont.com

DuPont Forward-Looking Statements

This news release contains forward-looking statements based on management’s current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the company’s strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects,” “anticipates,” “plans,” “intends,” “projects,” “indicates,” and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in DuPont’s filings with the Securities and Exchange Commission, particularly its latest annual report on Form 10-K, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions of countries in which the company does business; competitive pressures; successful integration of structural changes, including acquisitions, divestitures and alliances; research and development of new products, including regulatory approval and market acceptance, and seasonality of sales of agricultural products.

Syngenta – June 24, 2008 / Page 2 of 3

Syngenta Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – June 24, 2008 / Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	June 24, 2008	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal and Taxes